UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Fintech Scion Limited

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

92849Y305

(CUSIP Number)

Lim Chun Hoo

No. 59, Jalan Manja 5, Villa Manja, Sunway SPK Damansara
Federal Territory of Kuala Lumpur N8 52200
+60 126998084

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849Y305	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Chun Hoo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 50,081,570
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 50,081,570
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,081,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.20% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN (1) This percentage is calculated based on 198,742,643 shares of the Issuer outstanding on June 15, 2023 as reported by the Issuer.

CUSIP No. 92849Y305	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Amendment No. 1 dated June 27, 2023 (this “Amendment No. 1”) supplements and amends the Schedule 13D filed on by Lim Chun Hoo (the “Reporting Person”) with the Securities and Exchange Commission on December 13, 2023 (the “Schedule 13D) relating to the shares of common stock, par value $0.001 per share, of Fintech Scion Limited, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Portman House, 2 Portman Street, London, W1H 6DU, UK. As of the date of filing of this Schedule 13D, the Issuer has 198,742,643 shares of common stock issued and outstanding. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 26, 2023, the Reporting Person disposed of 1,840,687 shares of Common Stock in a privately negotiated exchange transaction. The consideration received by the Reporting Person in such exchange was 368 shares of common stock in Renovret Enterprises LTD.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 50,081,570 shares of common stock of the Issuer. The percentage of beneficial ownership of the Reporting Person in this Schedule 13D is based on an aggregate of 198,742,643 shares of common stock of the Issuer outstanding as of June 15, 2023 as reported by the Issuer.

CUSIP No. 92849Y305	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023	LIM CHUN HOO

/s/ Lim Chun Hoo